EXHIBIT 99.68

February 1, 2011	News Release 11-05

Pretivm Establishes Head Office and Converts Note

Vancouver, British Columbia (February 1, 2011) – Pretium Resources Inc. (TSX: PVG) (“Pretivm”) is pleased to report that Robert Quartermain, CEO and President along with Joseph Ovsenek, Chief Development Officer and Vice President, Kenneth McNaughton, Chief Exploration Officer and Vice President, and Kenneth Konkin, Snowfield and Brucejack Project Manager, continue to expand the management and project teams with experienced, industry professionals focused on creating shareholder value as they advance the Snowfield and Brucejack Projects (the “Projects”).  In order to accommodate the continued expansion of its management and project teams, Pretivm has established its head office at 1600, 570 Granville Street, Vancouver, BC V6C 3P1, with Nicola Fairweather as office manager.

Since the acquisition of the Snowfield and Brucejack Projects (the “Projects”) in December 2010, Pretivm has been focused on advancing resource estimates for the Projects incorporating the 51,100 meters of drilling that was completed on the Projects during the third quarter of 2010.  An update of the September 2010 Snowfield resource estimate is underway incorporating the approximately 18,000 meters of drilling in 44 drill holes completed in 2010.  For Brucejack, two resource estimates are underway incorporating the 33,100 meters of drilling in 73 drill holes completed in 2010: a higher-grade resource estimate focusing on gold mineralization grading greater than three grams of gold per tonne; and an update of the December 2009 bulk tonnage resource estimate.  All three of these resource estimates will now be completed in the first quarter of 2011 and continue to be Pretivm's current priority.

Pretium also reports that it has issued an additional 3,625,500 common shares to Silver Standard Resources Inc. (“Silver Standard”) in final settlement of the convertible promissory note issued to Silver Standard in connection with the acquisition of the Projects.  With this issuance, Silver Standard's ownership interest in Pretivm is 42.31% of the total issued common shares of Pretivm.

About Pretivm
Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas. Pretivm has 100% interest in the Snowfield and Brucejack Projects in northern British Columbia; combined they represent one of the largest underdeveloped gold resources in North America. Pretivm's near term objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metal resource properties.

For further information, please contact:

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1

Robert Quartermain, President
Tel: 604.558.1784
Fax: 604.558.4784
Investor Relations
604.637.6823
invest@pretivm.com

www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement: This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus (Pretium Resources Inc.) filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.